UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

Cang Bao Tian Xia International Art Trade Center, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

137581 104

(CUSIP Number)

John B. Lowy

645 Fifth Avenue, Suite 400, New York, NY 10022

(2120 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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December 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 137581 104	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS FU, YAQIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CHINA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 663,849 common shares
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 663,849 common shares
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,849 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 137581 104	13D	Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER

Cang Bao Tian Xia International Art Trade Center, Inc. Common Stock, $.001 p.v.

ITEM 2.	IDENTITY AND BACKGROUND

The reporting person has served as the vice chairman and managing director of Shanghai Qingsheng Investment Co., Ltd. since 2017. Ms. Fu served as the vice chairman of Shanghai Daren Asset Management Co., Ltd. from 2013 to 2016.

During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the reporting person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Purchase price for all of the shares purchased in connection with the change of control of the Issuer (see Item 4 below) was $375,000.  The reporting person paid for her shares from her personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the transaction was to enable the reporting person to acquire a significant interest in the Issuer’s common shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person owns 663,849 of the Issuer’s 3,319,245 issued and outstanding common shares, 20.0%.

(b) The reporting person’s husband is a director of the Issuer. Notwithstanding, the reporting person has sole voting and sole power to dispose of or direct the disposition of the shares.

(c) The reporting person purchased the shares as of December 28, 2018.

(d) No other person has rights with respect to the shares.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements understandings or relationships between the reporting person and any other person with respect to the Issuer’s securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Filed as an Exhibit is the Stock Purchase Agreement by which the reporting person acquired the common shares and preferred shares referred to herein.

Exhibit Number	Exhibit Name

1	Stock Purchase Agreement (Incorporated by reference to Exhibit 99.1 on Form 8-K filed 12/28/18 with the Securities and Exchange Commission)

CUSIP No. 137581 104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Fu Ya Qin
Name: Yaqin Fu

Dated: February 8, 2019

[Signature Page to Schedule 13D]